SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEB STREET, INC.
(Name of Subject Company)

WEB STREET, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

947336 10 3
(CUSIP Number of Class of Securities)

Stuart A. Cohn, Esq.
Executive Vice President and General Counsel
Web Street, Inc.
510 Lake Cook Road
Deerfield, IL 60015
(847) 444-4700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jeffrey R. Patt, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, IL 60661 (312) 902-5200	Daniel G. Kelly, Jr., Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2001
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 1 (“Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), initially filed with the Securities and Exchange Commission on June 4, 2001, by Web Street, Inc., a Delaware corporation (the “Company”), relating to the offer by E*TRADE Group, Inc. (“E*TRADE”), through its wholly-owned subsidiary, Opus Acquisition Corp., a Delaware corporation (“Opus”), disclosed in a tender offer statement on Schedule TO (the “Schedule TO”), dated June 4, 2001, to exchange 0.1864 share of common stock, par value $0.01 per share, of E*TRADE for each outstanding share of common stock, par value $0.01 per share, of Web Street, upon the terms and the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by E*TRADE with the Securities and Exchange Commission on June 4, 2001, as amended (the “Prospectus”), and in the related Letter of Transmittal. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain Executive Agreements

          The Certain Executive Agreements section is amended and restated to read in its entirety as follows:

Certain Executive Agreements

          Each of Joseph J. Fox, Avi Fox, Joseph Barr, Stuart Cohn, William Mania, D. Jonathan Rosenberg, and Harleigh Mandel (collectively, the “Executives”) are parties to employment agreements with Web Street
(collectively, the “Employment Agreements”). Each Employment Agreement requires Web Street to provide the Executive, upon consummation of the Offer and the termination of his employment, with certain benefits, including: (i) a lump sum payment equal to the product of the Executive’s annual salary and the average of the prior three years’ bonus times a multiplier (a fixed number ranging from 1.75 to 2.5) (the “Executive Severance Payments”), and (ii) a continuation of health, medical and life insurance benefits for one year following the Executive’s termination.

          As part of the Merger Agreement negotiations, E*TRADE requested that the Executives agree to certain limitations and conditions on the Executive Severance Payments and enter into an Escrow Agreement (the “Escrow Agreement”). The Merger Agreement provides that an aggregate of $5,000,000 of the Executive Severance Payments that would otherwise be payable to each Executive pursuant to the terms of the Employment Agreements with Web Street upon consummation of the Offer will be deposited with American Stock Transfer & Trust Company, as Escrow Agent. The Executives will receive portions of the escrowed Executive Severance Payments (together with any interest earned thereon) upon the satisfaction of certain threshold tests by specified dates.

          The following table sets forth each Executive’s contributions to the escrow fund and the Executive Severance Payments that will be paid upon satisfaction of each threshold test:

Escrow Executive	Threshold Test #1 Amount	Threshold Test #2 Amount	Threshold Test #3 Amount	Threshold Test #4 Amount	Total
Joseph Fox	$201,629	$201,629	$ 500,000	$ 545,585	$1,448,843
Avi Fox	$201,629	$201,629	$ 500,000	$ 545,585	$1,448,843
Joseph Barr	$125,175	$125,175	—	$ 338,710	$ 589,060
Stuart Cohn	$102,806	$102,806	—	$ 278,182	$ 483,794
William Mania	$ 86,788	$ 86,788	—	$ 234,839	$ 408,415
D. J. Rosenberg	$ 87,318	$ 87,318	—	$ 236,273	$ 410,910
Harleigh Mandel	$ 44,654	$ 44,654	—	$ 120,828	$ 210,135

Total	$850,000	$850,000	$1,000,000	$2,300,000	$5,000,000

           If any Executive Severance Payment is subject to “golden parachute” excise tax, Web Street is obligated pursuant to the terms of each Employment Agreement to reimburse the Executive for the excise tax or any other tax imposed on the Executive Severance Payment. Under the Merger Agreement, the Executives have agreed to limit Web Street’s liability for payment of excise taxes and related gross-up payments to $140,688. This limit may be increased to the extent that Web Street retains in excess of $750,000 in cash following all termination-related payments.

          The above summary of the terms of the Employment Agreements and the Escrow Agreement is qualified in its entirety by reference to the complete texts of the Employment Agreements, which have been filed as Exhibits (e)(4) through (e)(13) hereto and are incorporated herein by reference, and the complete text of the Escrow Agreement, which has been filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

ITEM  4.    THE SOLICITATION OR RECOMMENDATION.

Background

          The Background section is amended and restated to read in its entirety as follows:

Background

          In March 2001, Joseph J. Fox and Avi Fox, Web Street’s co-chief executive officers, began reevaluating Web Street’s strategy and operations, and various opportunities to increase stockholder value, in light of their view that the online brokerage industry was entering a period of consolidation.

          Before exploring opportunities in the market, Messrs. Fox consulted with Web Street’s Joseph A. Barr, president, chief financial officer and treasurer, Stuart Cohn, executive vice president and general counsel, William J. Mania, executive vice president and chief technology officer, and D. Jonathan Rosenberg, executive vice president and chief operating officer, and the outside members of the Web Street Board. Web Street’s executive management discussed what it viewed as Web Street’s particular areas of advantage over other online brokers, including the prior conversion of Web Street Securities, Inc. (a wholly-owned subsidiary of Web Street) to a self-clearing broker dealer, its branch offices in Beverly Hills, Denver and Boston, and the soon-to-be opened San Francisco branch office, its proprietary technology and its business affiliations with brokerage firms in Germany and elsewhere outside the U.S. Web Street’s executive management also discussed that, given the amount of capital needed to grow the business, and the general direction of the capital markets, a potential business combination might present a better opportunity to increase stockholder value than remaining as a stand alone entity.

          At the same time, Web Street’s executive management and the Web Street Board agreed that, pending completion of a strategic alternative, Web Street would maintain its efforts to increase stockholder value by continuing to develop and market its products and services. Toward that end, during March and April 2001, Web Street’s management increased certain marketing efforts, worked to enhance Web Street’s proprietary technology, and extended operations to offer correspondent clearing and direct access trading for customers. During late March 2001 and early April 2001, Web Street also streamlined its workforce and worked to reduce overall costs. During this time period, capital market conditions continued to generally decline.

          At the end of March 2001, Joseph Fox and Avi Fox attended the UBS Warburg Financial Technology Trade Show in New York City. During that visit, Messrs. Fox visited the newly-opened E*TRADE trading store in Manhattan and left favorably impressed. They agreed that, because of, among other features, its developing branch office networks, Web Street might be highly complementary to E*TRADE.

          In late March 2001, a representative of a publicly traded online brokerage firm contacted Joseph Fox and asked whether the Web Street Board would be interested in discussing an acquisition. Mr. Fox indicated that the Web Street Board would be willing to consider a transaction that made strategic sense and benefited Web Street stockholders. The same representative contacted Mr. Fox on April 12, 2001 and indicated that the firm was interested in discussing a stock transaction but that the purchase price could not exceed a specified price level that represented a modest premium to Web Street’s then current trading price. After consulting with the Web Street Board and executive management, and given what the Web Street Board considered to be the limited strategic appeal and the inadequacy of the price, Mr. Fox advised the firm’s representative that Web Street was not interested in pursuing such a transaction. The price level specified by this firm was significantly less than the Offer.

          In early April, 2001, Messrs. Fox met with Web Street’s executive management group to discuss approaching E*TRADE with a proposal. During this meeting, the grand opening of E*TRADE’s Manhattan trading store and E*TRADE’s stated plans to open ten domestic “superstores” and ten international trading stores was discussed. Web Street’s executive management agreed that an effort should be made to contact E*TRADE’s senior management.

          Within the week, Joseph Fox called Scott Appleby, a research analyst in the online brokerage sector who Mr. Fox understood had a relationship with E*TRADE, and requested that Mr. Appleby arrange a meeting with E*TRADE’s senior management. Mr. Appleby contacted Jerry Gramaglia, President and Chief Operating Officer of E*TRADE, and scheduled the meeting.

          On April 10, 2001, Joseph Fox received an unsolicited inquiry from an online brokerage firm affiliated with a financial institution. That firm was not willing to offer a premium to Web Street’s stockholders the Web Street Board and executive management group considered acceptable, Mr. Fox advised the firm that Web Street was not interested in pursuing a transaction at the price level indicated by this firm. The pricing parameters discussed by this firm were significantly below the Offer.

          On Thursday, April 12, 2001, Scott Appleby met with Jerry Gramaglia to introduce the idea of the acquisition of Web Street by E*TRADE. Mr. Gramaglia agreed to set up a meeting between E*TRADE and Web Street representatives at E*TRADE’s Menlo Park offices.

          On April 16, 2001, Joseph Fox and Scott Appleby met at E*TRADE’s Menlo Park offices with Jerry Gramaglia, Harold Shelton, E*TRADE’s Vice President of Finance—Marketing, and Pamela Kramer, Chief Global Product and Content Officer. At the meeting, Joseph Fox spoke about Web Street’s operating and compliance history and discussed Web Street’s potential value to E*TRADE. The E*TRADE officers indicated their potential interest in acquiring Web Street provided that a favorable price and other terms and conditions could be agreed upon.

          On April 19, 2001, Scott Appleby advised Joseph Fox that Larry Fox, E*TRADE’s Vice President Finance—Corporate Business Analysis and M&A, would be leading the E*TRADE team in the continuing discussions. As discussions progressed, Joseph Fox and Avi Fox consulted with the Web Street Board and executive management group, and the Web Street Board members advised Messrs. Fox to continue to pursue this transaction.

          On April 23, 2001, E*TRADE and Web Street signed a confidentiality agreement.

          On April 23 and April 25, 2001, Larry Fox and Scott Appleby discussed the broad parameters of a potential transaction between the parties, including initial discussions of an offering price and the form of consideration.

          On May 1, 2001, Web Street signed an agreement to negotiate exclusively with E*TRADE until May 18, 2001, based upon a non-binding term sheet describing a proposed transaction and general parameters for calculating an exchange ratio, which E*TRADE countersigned on May 3, 2001.

          On May 1, 2001, Larry Fox submitted due diligence requests to Web Street.

           On May 3 and May 4, 2001, the parties met in Web Street’s headquarters in Deerfield, Illinois to discuss the proposed transaction and to begin due diligence review, which continued through the execution of the Merger Agreement.

          On May 9, 2001, Joseph Fox and William Mania from Web Street and Larry Fox, Anton Leroy, Curt Smith and Wade Cooperman from E*TRADE participated in a conference call concerning possible business integration strategies and due diligence matters.

          On May 11, 2001, members of the Acquisition Committee of E*TRADE were briefed on the status of transaction negotiations by Larry Fox.

          On the evening of May 12, 2001, E*TRADE provided Web Street’s management and legal counsel with a draft merger agreement, which included provisions to structure the transaction as an exchange offer followed by a merger, a proposed formula for calculating the exchange ratio, conditions to the offer, obligations of Web Street and its officers and directors to not solicit or support competing proposals, termination fees, and an escrow arrangement.

          On May 14, 2001, Joseph Fox and Scott Appleby on behalf of Web Street, and Larry Fox and Jarrett Lilien of E*TRADE, discussed transaction issues and potential business integration plans. Negotiation over the Merger Agreement continued over the next few days, including with respect to the exchange ratio, escrow arrangement, and other material terms.

          On May 15 through May 17, 2001, the Web Street Board met with management, legal counsel and Houlihan Smith & Company, Inc. (“Houlihan”), which presented its opinion to the effect that, subject to the matters set out in such opinion, the consideration to be paid pursuant to the Merger Agreement is fair, from a financial point of view, to Web Street’s stockholders.

          On May 17, 2001, E*TRADE representatives and their legal counsel discussed tax, regulatory and other legal issues related to the Offer and the Merger, including the escrow arrangement and the Exchange Ratio.

          On May 18, 2001, the Web Street Board approved the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and recommended that the holders of Web Street Common Stock accept the Offer and tender their shares of Web Street Common Stock pursuant to the Offer.

          On May 18, 2001, the Finance Committee of the Board of Directors of E*TRADE held a telephonic meeting and discussed the terms and conditions of the Offer and the Merger as set forth in the Merger Agreement and other transaction documents. Pursuant to authority granted by the full E*TRADE Board of Directors, the Finance Committee unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

          On May 20, 2001, the parties reached final agreement on all material terms and signed the Merger Agreement.

          On May 21, 2001, prior to the opening of the Nasdaq National Market and the New York Stock Exchange, E*TRADE and Web Street issued a joint press release announcing the execution of the Merger Agreement.

          On June 4, 2001, Opus commenced the Offer.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEB STREET , INC .

By: /s/ Joseph J. Fox

Name: Joseph J. Fox
Title: Co-Chief Executive Officer

Dated:    June 19, 2001